Exhibit A

Ceragon Networks to Announce Third Quarter 2023 Financial Results
and Host Investor Conference Call on November 6, 2023

Rosh Ha’ain, Israel, October 23, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that it expects to release its financial results for third quarter of 2023, the period ended September 30, 2023, on Monday, November 6, 2023, before the market opens.  Management will host a Zoom conference call on the same day at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration. If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers
FNK IR
1+646-809-4048
crnt@fnkir.com